January 10, 2014

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Canon Inc.’s (the “Company”)

Form 20-F for the fiscal year ended December 31, 2012 (the “20-F”)

Filed March 28, 2013

File No. 1-15122

Dear Ms. Blye:

We respectfully submit this letter to supplement our December 27, 2013 response to your December 16, 2013 letter requesting supplemental information relating to the Company’s 20-F.

Set forth below is our response to the portion of the staff comment regarding which we requested an extension. For your convenience, we have restated the comment from the staff in italicized type and have followed the comment with our response thereto.

Staff Comment

1. Please tell us about any contacts with Syria and Sudan since your letter to us dated March 28, 2011. We note that your Middle East website lists a distributor for Sudan, and Syria’s Puzant Yacoubian Group’s website includes your logo and lists Canon as a company it represents. Your Form 20-F does not provide disclosure about Syria or Sudan. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through major customer Hewlett-Packard. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response

With respect to those companies to which the Company sells products on an OEM basis, including Hewlett-Packard Company (“HP”), the Company has confirmed that it has no information about these customers’ contacts with Syria or Sudan other than publicly available information. According to HP’s letter to the staff dated October 9, 2012, HP maintains compliance programs that are intended to prevent unauthorized sales of HP products into Syria and Sudan to ensure compliance with applicable laws and as of the date of the letter, and except as described therein, HP has not knowingly provided, directly or indirectly, any products, equipment, components, software, or technology into Syria or Sudan since March 12, 2009 and April 21, 2009, respectively.

The Company believes that there has been no material change in the extent or nature of its activities relating to Syria or Sudan since the March 2011 Letter.

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter or any further comments on the Company’s 20-F, please do not hesitate to contact Shinichi Aoyama of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-9680; E-Mail: aoyama.shin-ichi@canon.co.jp) or Theodore A. Paradise (Tel: +81-3-5574-2600; Fax: +81-3-5574-2830; E-Mail: theodore.paradise@davispolk.com) of Davis Polk & Wardwell LLP, our outside US counsel.

Very truly yours,

CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO